UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 46202



FEB 25 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
J N K SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

c/o GETTENBERG CONSULTING, 65 Broadway, Suite 1004
(No. and Street)

NEW YORK,	NEW YORK	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA GETTENBERG (212) 668 - 8700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP
(Name — *if individual, state last, first, middle name*)

132 Nassau Street, 10th Floor	New York,	NY	10038
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JACK L. WEISELBERG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J N K SECURITIES CORP., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N O N E

X ______________________
Signature

____
Title

X ______________________
Notary Public

TERESA A. MAXWELL
Notary Public, State of New York
No. 24-4965758
Qualified in Kings County
Commission Expires 4/30/20 02

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) INDEPENDENT AUDITORS' REPORT

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAME OF ORGANIZATION: ______ ***J N K SECURITIES CORP.*** ______________

ADDRESS: c/o Gettenberg Consulting, 65 Broadway, Suite 1004, New York, NY 10006 _____

DATE: ________________________ **DECEMBER 31, 2001** ___________________

NEW YORK STOCK EXCHANGE, INC.
20 BROAD STREET - 23rd Floor
NEW YORK, N.Y. 10005

Att: Member Firms Department

Gentlemen:

WE, THE UNDERSIGNED members or allied members of ***J N K SECURITIES CORP.*** have caused an audit to be made in accordance with the prescribed regulations and have arranged for the prescribed financial report based upon such audit.

We hereby certify that, to the best of our knowledge and belief, the accompanying financial report prepared as of **DECEMBER 31, 2001** represents a true and correct financial statement of our organization and that the report will promptly be made available to those members and allied members whose signatures do not appear below.








I, ***JACK L WEISELBERG*,** swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of ***J N K SECURITIES CORP.***, as of ***DECEMBER 31, 2001***, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions



(Signature)



(Title)



(Notary Public)



TERESA A. MAXWELL
Notary Public, State of New York
No. 24-4965758
Qualified in Kings County
Commission Expires 4/30/20 02

JNK SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

JNK SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$4,834,958
Cash segregated for the exclusive benefit of customer (Note 6)	1,313,057
Due from clearing broker	1,029,093
Commissions receivable	649,127
Other assets	47,845
Total assets	$7,874,080

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	760,413
Due to customer (Note 6)	1,372,434
Due to stockholders	255,245
Total liabilities	2,388,092
Commitments and Contingencies (Notes 7 and 8)	
Liabilities subordinated to the claims of general creditors	
Pursuant to subordinated loan agreement (Note 5)	3,500,000
Stockholders' equity (Notes 9 and 10)	
Common stock, no par value, 200 shares authorized	
15.33 shares voting stock issued, 10.33 outstanding	10,333
2.58 shares non-voting stock issued and outstanding	2,577
Additional paid-in capital	2,370,976
Retained earnings	241,352
Less: 5.00 shares treasury stock at cost	(639,250)
Total stockholders' equity	1,985,988
Total liabilities and stockholders' equity	$7,874,080

The accompanying notes are an integral part of this statement.

JNK SECURITIES CORP.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note 1 - Nature of Business

JNK Securities Corp. (The "Company") is a New York State corporation formed in 1993, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a settlement date basis. There is no material difference between settlement date and trade date.

b) ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Profit Sharing Plan

The Company is a sponsor of a defined contribution profit sharing plan for its eligible employees. Contributions to the plan if any are determined by the employer and come out of its current accumulated profits. The employer's contribution for any fiscal year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company's liability to the plan for the year ended December 31, 2001 was $541,276.

Note 4- Uninsured Cash Balances

At December 31, 2001, the Company's cash balances at commercial banks exceeded federal depository insurance coverage by $1,503,317.

Note 5- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities, evidenced by secured demand note collateral agreements, approved by the New York Stock Exchange, Inc. mature as follows:

Maturity Date	Interest Rate	Face Value
December 31, 2002	12%	$3,500,000

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 6- Segregated Cash

The amount due to customers has been segregated into a separate money market cash account. At December 31, 2001, $59,377 of additional "due to customer" amounts were accrued arising from commission income generated and accrued. Such amounts were deposited into the segregated account in the following month.

Note 7- Commitments

Seat Lease
The Company leases six seats on the New York Stock Exchange. Two leases expire in January 2003, three leases expire in May 2002, and one lease expires in August 2002. Annualized payments totaling $1,800,000, are payable monthly.

Employment Agreement
In consideration for the continued employment of a former stockholder, the Company has entered into an agreement to pay such employee the lesser of 8% of the Company's profits or $500,000 annually until he has been paid an aggregate of $2,500,000. During his employment with the Company he is not permitted to engage in any other business venture related to the brokerage or financial industry and for two years after such employment, cannot solicit any employee or customer of the Company.

Office Lease
The Company leases two premises for office space. The first premise is under a lease expiring March 6, 2002. The minimum rental commitment before escalations under this lease is $5,600 for the year 2002. The second premise is under a month to month lease at $4,458 per month.

Note 8- Financial Instruments With Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 9- Stockholders' Equity

During the year 2001, the Company completed the following transactions:
Exchanged 5 shares of non-voting stock for 5 shares of voting stock.
Purchased 5 shares of its voting stock for $644,250.
Sold .33 shares of voting stock and 2.58 shares of non-voting stock for $318,832.
Stockholders contributed $1,549,964 of additional paid-in capital.

Note 10- Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%.

At December 31, 2001, the Company had net capital of $5,135,345, which was $4,976,139 in excess of its required net capital of $159,206. The Company's net capital ratio was 46.50%.

A copy of the Firm's Statement of Financial Condition as of December 31, 2001, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
JNK Securities Corp.
c/o Gettenberg Consulting
65 Broadway, Suite 1004
New York, NY 10006

We have audited the accompanying statement of financial condition of JNK Securities Corp. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of JNK Securities Corp. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Lerner & Sipkin CPAs LLP
Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 31, 2002

JNK SECURITIES CORP.

INDEPENDENT AUDITORS' REPORT

FOR THE YEAR ENDED DECEMBER 31, 2001



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

E-mail: LS@lernersipkin.com

To the Officers and Directors of
JNK Securities Corp.
c/o Gettenberg Consulting
65 Broadway, Suite 1004
New York, NY 10006

Gentlemen:

In planning and performing our audit of the financial statements of JNK Securities Corp. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion of the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) and (2) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by JNK Securities Corp. that we considered relevant to the objectives stated in Rule 17a-5 (g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (II); (2) in complying with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) Lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that may be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for determining compliance with the exemption provisions of Rule 15c3-3, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of JNK Securities Corp. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Further, that no material differences existed between our computations of your net capital, or determination of the reserve requirements, and your corresponding Focus Report Part IIA filing, except as noted in Schedule 1.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies, which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Respectfully submitted,

Lerner & Sipkin, CPAs, LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
January 31, 2002